FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 03 December 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: 3 December 2018, London UK - LSE Announcement

GSK to divest Horlicks and other Consumer Healthcare nutrition products to Unilever

Following the completion of its previously announced strategic review, GlaxoSmithKline plc (LSE/NYSE: GSK) today announces the divestment of Horlicks and other consumer healthcare nutrition brands to Unilever plc ("Unilever") and the merger of GSK Consumer Healthcare Limited ("GSK India") with Hindustan Unilever Limited ("HUL") for a total consideration valued at approximately £3.1 billion based on the 15-day volume weighted average price (VWAP) ending Friday 30 November 2018 of HUL shares of INR1,717. Net proceeds are estimated to be approximately £2.4 billion on the same basis.

In India, Horlicks and other nutrition products are sold by GSK India, a public company listed on the National Stock Exchange (NSE) and Bombay Stock Exchange (BSE), in which GSK holds a 72.5% stake.

The proposed transaction involves the merger of GSK India with HUL, a public company listed on the NSE and BSE, following which GSK will own approximately 5.7% of HUL. The merger values GSK India at INR317 billion in total, or INR7,540 per share, a 15.4% premium to the un-disturbed share price of INR6,531 as at close of business on 26 March 2018.

Following completion of the transaction, currently expected by the end of 2019, GSK intends to sell down its holding in HUL. Such sell down will be in tranches and at such times as GSK considers appropriate, taking into account market conditions.

In addition, GSK is to sell its 82% stake in GlaxoSmithKline Bangladesh Limited and other related brand rights for GSK's consumer healthcare nutrition activities in certain other territories to Unilever, for which it is expected to receive cash proceeds equivalent to £566 million.

India remains an important market for GSK and the company will continue to invest in growth opportunities for its OTC and Oral Health brands there, which include Crocin, Eno and Sensodyne.  Following completion of the transaction, HUL will distribute GSK's OTC and Oral Health brands, that are currently distributed by GSK India. This arrangement will be for a period of 5 years. HUL is the largest FMCG company in the country, with strong distribution reaching over seven million outlets across India.

Emma Walmsley, Chief Executive Officer, GSK, said: "Horlicks has made a significant contribution to GSK and to the health of consumers across India for many decades and we believe Unilever is well placed to maximise its future potential. Proceeds from this transaction will be used to support the Group's strategic priorities, including investing in our pharmaceutical business."

The transaction is conditional on the approval of the merger by the shareholders and creditors of each of GSK India and HUL. The Boards of GSK India and HUL have both approved the merger. Both GSK and Unilever, who hold 72.5 % and 67.2% of the shares in GSK India and HUL respectively, intend to vote in favour of the merger.

The transaction is also subject to certain other conditions including the receipt of anti-trust clearances in India, the approval of the merger by the relevant National Company Law Tribunals and certain other customary closing conditions.

Proceeds will be used to support the Group's strategic priorities and reduce debt and the transaction is expected to be neutral to earnings. The businesses being divested had in the 9 months to 30 September, 2018 sales of £406 million and contributed an operating profit margin percentage in the low 20s.

Financial information and basis of calculation
The agreed share exchange ratio in the merger of GSK India and HUL is 4.39x HUL shares for every 1 GSK India share. Based on the 15-day volume VWAP ending Friday 30 November 2018 of HUL shares of INR1,717, the implied price per GSK India share is INR7,540. At that implied price, the 133,772,045 HUL shares that GSK will receive under the merger in respect of its 30,471,992 GSK India shares will have a value of INR230 billion.

Total consideration receivable by GSK is therefore expected to have a value of approximately £3.1 billion, being the aggregate of: (i) INR230 billion (£2.6 billion), being the current value of the 133,772,045 HUL shares to be issued to GSK on completion of the merger; (ii) cash proceeds of BDT16.4 billion (£150 million) for GSK's 82% stake in GSK Bangladesh Limited; and (iii) cash proceeds of EUR470 million (£416 million) for the sale of brand rights and GSK's consumer healthcare nutrition activities in certain other territories.

The net proceeds receivable by GSK are currently estimated at around £2.4 billion. The final amount of net proceeds received will only be determined once the shares in HUL to be received have been monetised and after hedging costs, taxes and other expenses have been settled.

The following exchange rates have been used in the above calculations: £1 = INR89, £1 = EUR1.13, and £1 = BDT109.

Advisors
Morgan Stanley & Co. International plc and Greenhill & Co. International LLP are serving as financial advisors to GSK. Nova Dhruva Capital is also advising GSK. Slaughter and May is serving as legal counsel to GSK, with AZB & Partners serving as Indian counsel.

About GSK Consumer Healthcare India
GSK India is the category leader in Indian health food drinks industry. Its flagship product Horlicks, leads the market, while Boost is among the top three health food drink brands. Its manufacturing plants are located in Nabha, Rajahmundry and Sonepat. In India it has an engaged workforce of around 4000 employees. Its marketing and distribution network comprises over 800 distributors and a direct coverage of over 800,000 retail outlets.

About Hindustan Unilever Limited
Hindustan Unilever Limited (HUL) is India's largest Fast-Moving Consumer Goods Company with a heritage of over 80 years in India and touches the lives of nine out of ten Indian households. HUL works to create a better future every day and helps people feel good, look good and get more out of life with brands and services that are good for them and good for others.

About GSK

GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)
Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 208 047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mel Foster-Hawes	+44 (0) 20 8047 0674	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statementsGSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D Principal risks and uncertainties in the company's Annual Report on Form 20-F for 2017.

Each of Greenhill & Co. International LLP, which is authorised and regulated in the UK by the FCA, and Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulatory Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting exclusively for GSK and no one else in connection with the Transaction. In connection with such matters, Greenhill & Co. International LLP, Morgan Stanley & Co. International plc, each of their affiliates and their respective directors, officers, employees and agents will not regard any other person as their client in relation to the Transaction and accordingly will not be responsible to anyone other than GSK for providing the protections afforded to their clients, or for providing advice in connection with the Transaction, the contents of this Announcement or any other transaction, arrangement or other matter referred to in this Announcement as relevant.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: December 03, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc